SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, DC  20549
                               SCHEDULE 13 G

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 8)

             ACC CORP. (F/K/A A.C. TELECONNECT CORP.)
                           (Name of Issuer)

             CLASS A COMMON STOCK (PAR VALUE $.015 PER SHARE)
                        (Title of Class of Securities)

                            000794-10-7
                          (CUSIP Number)

                    Check the following box if a fee is
                    being paid with this statement: [ ]

CUSIP NO.  000794-10-7

1)   Names of Reporting Persons
     S.S. or I.R.S. Identifica-        Richard T. Aab
     tion Nos. of Above Persons:       SSN: ###-##-####

2)   Check the Appropriate Box         (a)_______________
     if a Member of a Group            (b)______X________
     (SEE INSTRUCTIONS)

3)   SEC Use Only
_________________________________________________________________
4)   Citizenship or Place of           United States
     ORGANIZATION:

Number of      (5)  SOLE VOTING POWER     1,139,364
Shares Bene-   (6)  Shared Voting
ficially            POWER                 209,250  /1
Owned by       (7)  Sole Dispositive
Each Report-        POWER                 1,139,364
ing Person     (8)  Shared Dispositive
WITH                POWER                 209,250  /1

9)   Aggregate Amount Beneficially        1,348,614 /1
     OWNED BY EACH REPORTING PERSON

10)  Check if the Aggregate Amount
     in Row (9) Excludes Certain
     SHARES (SEE INSTRUCTIONS)

11)  Percent of Class Represented
     BY AMOUNT IN ROW (9)                 8.1%

12)  Type of Reporting Person (See
     Instructions)                          IN
_________________
/1 209,250 shares are held in the name of Melrich Associates, L.P., a family investment partnership of which Mr. Aab and his wife are the two general partners.


ITEM 1(A).     NAME OF ISSUER:

               ACC CORP. (f/k/a A.C. Teleconnect Corp.)

ITEM 1(B).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE
               OFFICES:

               400 West Avenue
               Rochester, New York 14611

ITEM 2(A).     NAME OF PERSON FILING:

               Richard T. Aab

ITEM 2(B).     ADDRESS OF PRINCIPAL BUSINESS OFFICE
               OR, IF NONE, RESIDENCE:

               Principal Business Office:

               400 West Avenue
               Rochester, New York  14611

ITEM 2(C).     CITIZENSHIP:

               United States

ITEM 2(D).     TITLE OF CLASS OF SECURITIES:

               Class A Common Stock (Par Value $.015 per Share)

ITEM 2(E).     CUSIP NUMBER:

               000794-10-7

ITEM 3.        N/A


ITEM 4.        OWNERSHIP

               (a)  Amount Beneficially Owned: 1,348,614 shares /1

               (b)  Percent of Class:  8.1%

               (c)  Number of shares as to which such person has:

                        (i)  sole power to vote or direct the vote:
                                1,139,364

                        (ii)  shared power to vote or direct the vote:
                                209,250    /1

                        (iii)  sole power to dispose or direct the
                                disposition of: 1,139,364

                        (iv)  shared power to dispose or to direct the
                                disposition of: 209,250 /1
_____________________________________
/1 209,250 shares are held in the name of Melrich Associates, L.P., a family investment partnership of which Mr. Aab and his wife are the two general partners.

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

               N/A.

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
               ANOTHER PERSON

               N/A.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSID IARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON
               BY THE PARENT HOLDING COMPANY

               N/A.


ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF
               THE GROUP

               N/A.

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP

               N/A.

ITEM 10.       CERTIFICATION

               N/A.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 3, 1997

By: /s/ Richard T. Aab
     Richard T. Aab